[LETTERHEAD OF ATKORE INTERNATIONAL]

October 17, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Registration Statement on Form S-4 of
Atkore International Holdings Inc and Atkore International, Inc.
File No. 333-174689

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Atkore International Holdings Inc. and Atkore International, Inc. (the “Registrants”), each a Delaware corporation, hereby respectfully request that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 AM (EDT) on October 19, 2011, or as soon thereafter as possible.

The Registrants hereby acknowledge that:

(i)                                      should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)                                   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)                                the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[remainder of the page intentionally left blank]

Very truly yours,

ATKORE INTERNATIONAL HOLDINGS INC.

By:	/s/ Karl J. Schmidt
	Name:	Karl J. Schmidt
	Title:	Vice President, Chief Financial Officer and Director

ATKORE INTERNATIONAL, INC.

By:	/s/ Karl J. Schmidt
	Name:	Karl J. Schmidt
	Title:	Vice President, Chief Financial Officer, Treasurer and Director